Exhibit 99.1

Borqs Technologies Completes $23 Million

Private Placement to Support Growth

Santa Clara, California, May 7, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, the “Company”), a global provider of embedded software and products for the Internet of Things (IoT), reported today that the Company has completed sales of $15.3 million in convertible notes to institutional and individual investors as of May 5, 2021, which in addition to $7.7 million sold to the same investors in February and April, totaled $23 million. The notes have a two-year term and an annual interest rate of 8%. The conversion price was reset to $0.972 per share, which was 90% of the closing price on the day effectiveness of registration was declared. The Company also issued 11,695,906 five-year warrants with an exercise price of $2.222 per share and 2,521,008 five-year warrants with an exercise price of $1.540 per share. The shares underlying the notes and warrants were registered for resale in the Company’s registration statement on Form F-1. Proceeds will be used for the procurement of orders the Company expects to receive from its existing customers and new customers this year and also for development of the next generation 5G products. The Company is experiencing a recovery of business activities in 2021 from the COVID-19 effected levels of 2020, and is engaging new customers. The proceeds will also be used to invest into the Borqs “Huzhou 5G Project” for a R&D center and manufacturing facilities to be completed within the second calendar quarter of 2021.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Forward-Looking Statements and Additional Information

This press release may include “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected, . Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including expected use of proceeds. The reader is also advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

VP of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com